Exhibit 99.1

September 25, 2013

CMGE Announces Appointment of Independent Director and Changes in Audit Committee Composition

GUANGZHOU, China, September 25, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today announced that Mr. Joel Chang has been appointed an independent director of CMGE, effective September 25, 2013. Mr. Joel Chang has also been appointed to take Mr. Hendrick Sin’s position on the audit committee of the Board. Mr. Hendrick Sin has been serving on CMGE’s audit committee since CMGE’s listing on the Nasdaq Global Market on September 25, 2012. Nasdaq Marketplace Listing Rule 5615(b)(1) waives the requirement that an audit committee be comprised of all independent directors during the first year after listing.

Mr. Joel Chang

Mr. Joel Chang is the Managing Partner of AID Partners (“AID”) and one of its original founders. He has considerable strategic, financial and advisory experience. Prior to founding AID, he was the Chief Investment Officer at Investec Asia, a direct investment house initiated by Investec Bank (UK). Prior to that, Joel was the managing director of an investment banking unit of China Everbright Capital Ltd. Previous to that, he worked with BNP Paribas Peregrine for seven years and prior his departure, was an executive director of BNP Paribas Peregrine and the first managing director of Changjiang BNP Peregrine, one of the first Sino-foreign securities joint ventures in China. Joel also worked for Societe Generale, UOB Hong Kong and Arthur Andersen & Co. in the 1990s.

Joel was also an independent non-executive director of Kingsoft Corporation Ltd. (3888.HK) and was previously an executive director and chief financial officer of Orange Sky Golden Harvest Entertainment Holding Co. Ltd. (1132.HK). With an in-depth knowledge of the Chinese market, Joel is also a member of the People’s Political Consultative Committee of the PRC (Beihai Guangxi). He is a certified public accountant and member of the Australian Society of Public Accountants and the Hong Kong Institute of Certified Public Accountants.

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games, and it has strong game development, operation and sale and distribution capabilities in China.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

CONTACT: For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

In China:

Tel: +852 2700 6168

E-mail: ir@cmge.com

Christensen

Christian Arnell

Tel: +86-10-5826-4939 (China)

E-mail: carnell@ChristensenIR.com

In the U.S.:

Christensen

Linda Bergkamp

Tel: +1 480 614 3000

E-mail: lbergkamp@ChristensenIR.com